September 30, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Craig D. Wilson, Senior Assistant Chief Accountant
Office of Information Technologies and Services

Re:	Sohu.com Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K
Furnished August 2, 2016
File No. 000-30961

Dear Mr. Wilson:

In connection with the response of Sohu.com Inc. (“Sohu”), dated the date hereof, to a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Dr. Charles Zhang, Chairman and Chief Executive Officer of Sohu, dated September 14, 2016 (the “Comment Letter”), Sohu acknowledges that:

•	Sohu is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and the Form 8-K referenced in the Comment Letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the referenced filings; and

•	Sohu may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/Joanna Lv

Joanna Lv,

Acting Chief Financial Officer